Nasdaq Regulation

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

July 5, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 5, 2022 The Nasdaq Stock Market LLC (the "Exchange") received from Envirotech Vehicles, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, $0.00001 par value per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi